PROSPECTUS SUPPLEMENT No. 4	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated August 12, 2021)	Registration No. 333-258600

Up to 22,874,999 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
Up to 129,858,855 Shares of Class A Common Stock
Up to 8,499,999 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus, dated August 12, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-258600). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the issuance by us of an aggregate of up to 22,874,999 shares of our Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), which consists of (i) the issuance by us and resale of up to 8,499,999 shares of Class A Common Stock that are issuable upon the exercise of (A) 7,000,000 warrants issued in a private placement to GX Sponsor LLC (the “Sponsor”), in connection with the GX IPO and (B) 1,499,999 warrants issued to certain members of the Sponsor as repayment for certain working capital loans made to GX (the warrants in (A) and (B) collectively, the “Private Placement Warrants”), and (ii) up to 14,375,000 shares of Class A Common Stock that are issuable upon the exercise of 14,375,000 warrants (the “Public Warrants,” and, together with the Private Placement Warrants, the “Warrants”) issued in the GX IPO. We will receive the proceeds from the exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 129,858,855 shares of Class A Common Stock consisting of (a) up to 8,340,000 shares of Class A Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on January 8, 2021 (b) up to 2,000,000 shares of Class A Common Stock issued in a private placement pursuant to a subscription agreement entered into on May 5, 2021 with Palantir Technologies Inc. (“Palantir Technologies”), (c) up to 976,943 shares of Class A Common Stock issued in private placements on July 21, 2021 to certain advisors of Legacy Celularity and GX, (d) up to 7,187,500 shares of Class A Common Stock previously held by the Sponsor following a private placement in connection with the initial public offering of GX, (e) up to 8,499,999 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants, (f) up to 19,811,204 shares of Class A Common Stock issuable upon exercise of the Converted Legacy Warrants, (g) up to 11,744,882 shares of Class A Common Stock issuable upon exercise of options and awards and (h) up to 71,298,327 shares of Class A Common Stock pursuant to that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated July 16, 2021, between us and certain selling securityholders granting such holders registration rights with respect to such shares, and (ii) up to 8,499,999 Private Placement Warrants.

The Class A Common Stock and Public Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “CELU” and “CELUW”, respectively. On September 16, 2021, the last reported sales price of Class A Common Stock was $6.33 per share and the last reported sales price of our Public Warrants was $1.19 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk.    You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus supplement dated September 17, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 9, 2021

CELULARITY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38914	83-1702591
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

170 Park Ave Florham Park, New Jersey	07932
(Address of principal executive offices)	(Zip Code)

(609) 235-1010

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	CELU	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	CELUW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 9, 2021, the Board of Directors (the “Board”) of Celularity Inc. (the “Company”) appointed Andrew L. Pecora, M.D., as President of the Company effective September 15, 2021, replacing Robert J. Hariri, M.D., Ph.D., in this role as of such date. Dr. Hariri will continue to serve as the Company’s Chief Executive Officer (principal executive officer) and Chairman of the Board.

Andrew L. Pecora, M.D., F.A.C.P., age 64, has been serving as a consultant to and as a member of the Scientific Advisory Board of the Company’s wholly-owned subsidiary Celularity Operations, Inc. since September 1, 2017, and previously served as a member of its Board of Directors from June 2017 through the July 2021 business combination with the Company. Dr. Pecora has been a practicing physician since 1989 and founder and first president of Regional Cancer Care Associates, since 2011 he has been serving as Chairman and founder of COTA, Inc. a data analytics company committed to bringing clarity to cancer, and is on the board of directors of a number of private companies. Prior to consulting with Celularity Operations, Inc., Dr. Pecora served on the board of directors of Caladrius Biosciences, Inc. from 2011 to December 2016, and is co-founder and past Chairman and Chief Executive Officer of PCT, a prior subsidiary of Caladrius following its acquisition in 2011. Dr. Pecora served as Caladrius’ Chief Medical Officer from 2011 to September 2015, and served as its Chief Visionary Officer from August 2013 through January 2015. He also served as PCT’s Chief Medical Officer from 2011 through August 2015. Prior thereto, Dr. Pecora held numerous roles at PCT, as well as Amorcyte, Inc. Dr. Pecora served as the Chairman and Director of the John Theurer Cancer Center at Hackensack University Medical Center (HUMC) from 2001 to 2011, then Vice President of Cancer Services and Chief Innovations Officer of Hackensack Meridian Health, and commencing in 2016, Dr. Pecora served as President Physician Enterprise, Chief Innovations Officer and Institutional Official of Hackensack Meridian Health. He is a Professor of Medicine and Oncology at Georgetown University Medical Center. Dr. Pecora received an M.D. from the University of Medicine and Dentistry of New Jersey, graduating with honors. He went on to complete his medical education in internal medicine at New York Hospital and in hematology and oncology at Memorial Sloan-Kettering Cancer Center, both in New York City. He is board certified in internal medicine, hematology, and oncology.

Employment Agreement

In connection with Dr. Pecora’s appointment as the President, the Company and Dr. Pecora entered into an employment agreement, dated September 15, 2021, providing for employment, on an at-will basis, as a full-time employee, subject to a limited exception to continue his clinical practice no more than ½ day a week, and other reasonable exceptions that do not interfere with the performance of his duties under the employment agreement.

Pursuant to the terms of his employment agreement, Dr. Pecora is entitled to an initial annual base salary of $900,000 per year, a short-term discretionary performance bonus beginning with calendar year 2022, with a target bonus percentage equal to 60% of his then current base salary. Receipt of a short-term discretionary performance bonus is subject to achievement of individual and company-wide annual performance goals, as set by the Company and confirmed by its board of directors. Dr. Pecora was also granted a one-time front-loaded equity award under the Company’s 2021 Equity Incentive Plan (the “2021 Plan”), to purchase 2,469,282 shares of the Company’s Class A common, which award will vest in up to five installments in respect of achieving certain share price targets between the third and fourth anniversary of the effective date, subject to Dr. Pecora continued employment with the Company. Dr. Pecora was also granted a signing bonus equal to $1,200,000 payable in four annual installments of $300,000, with the first payment advanced on the effective date of his employment, and deemed earned on the one-year anniversary thereof, with subsequent payments advanced and deemed earned on a similar basis, in each case subject to Dr. Pecora’s continued employment through such date. If Dr. Pecora’s employment terminates other than for death or disability, or Dr. Pecora is terminated without cause or resigns for good reason prior to such sign-on bonus being deemed earned, then such payment is subject to repayment to the Company, with pro rata forgiveness by the Company for each full month of service in the applicable year prior to termination of employment.

Under Dr. Pecora’s employment agreement, if he resigns for “good reason” or the Company terminates his employment without “cause” (each as defined in the employment agreement, and excluding a termination on account of Dr. Pecora’s death or disability), and if such termination or resignation is not in connection with a “change in control” (as defined in the 2021 Plan), then Dr. Pecora will be eligible to receive (i) continued payment of his base salary for nine months following the termination (less applicable tax withholdings), (ii) COBRA premium coverage for up to nine months, (iii) a prorated bonus for the year of termination paid in a lump sum, and (iv) accelerated vesting of unvested time-based equity awards that would have vested over the nine-month period following termination had he remained continuously employed (provided that his front-loaded equity grant will not accelerate if the four-year anniversary as not been achieved as of the date of termination). As a condition to receiving the foregoing severance benefits, Dr. Pecora must sign and not revoke a general release contained in a separation agreement in the form presented by the Company, return all company property and confidential information in his possession, comply with his post-termination obligations, and resign from any positions held with the Company.

Under Dr. Pecora’s employment agreement, if he resigns for “good reason” or if the Company terminates Dr. Pecora’s employment without “cause”, and excluding a termination on account of Dr. Pecora’s death or disability, and if such termination or resignation occurs within three months prior to or within 12 months following the effective date of a “change in control”, then Dr. Pecora will be eligible to receive (i) continued payment of his base salary for 12 months following the termination (less applicable tax withholdings), (ii) COBRA premium coverage for up to 12 months, (iii) 100% of his short-term bonus for the calendar year of termination paid in a lump sum, and (iv) full acceleration of the vesting of Dr. Pecora’s unvested equity awards, provided, however, that the front-loaded equity grant remains subject to achievement of the price targets specified in the award agreement if the change in control is after the one year anniversary of the grant but prior to the four year anniversary and vest pro rata such that they reflect the annualized rate of return implied over the four-year period adjusted to reflect the number of days between the grant day and date of the change in control. As a condition to receiving the foregoing severance benefits, Dr. Pecora must sign and not revoke a general release contained in a separation agreement in the form presented by the Company, return all company property and confidential information in his possession, comply with his post-termination obligations, and resign from any positions held with the Company.

Under Dr. Pecora’s employment agreement, if payments and benefits payable to Dr. Pecora in connection with a change in control are subject to Section 4999 of the Internal Revenue Code of 1986, as amended, then such payments and benefits will equal an amount determined by the Company in good faith to be the maximum amount that may be provided to Dr. Pecora so that the Section 4999 excise tax does not apply, or the largest portion of the payments after taking into account all applicable taxes, whichever results in Dr. Pecora receiving the greater economic benefit on an after-tax basis notwithstanding that some or all of the payment or benefit may be subject to excise tax.

Under Dr. Pecora’s employment agreement, if Dr. Pecora is terminated on account of his death or “disability” (as defined in the employment agreement), then Dr. Pecora (or his legal representatives, in the event of his death) will be eligible to receive a prorated bonus for the year of termination paid in a lump sum. As a condition to receiving the foregoing payment, Dr. Pecora (or his legal representatives, in the event of his death) must sign and not revoke a general release contained in a separation agreement in the form presented by the Company.

In connection with the entry into the employment agreement, Dr. Pecora executed the Company’s standard Employee Confidential Information, Inventions, Non-Solicitation and Non-Competition Agreement, as well as its standard indemnification agreement for executive officers, which requires the Company, under the circumstances and to the extent provided for therein, to indemnify Dr. Pecora to the fullest extent permitted by applicable law against certain expenses and other amounts incurred by him as a result of either of him being made a party to certain actions, suits, investigations and other proceedings by reason of the fact that he is or was an executive officer of the Company. Dr. Pecora will also be eligible to participate in the Company’s other benefit plans although his employment agreement provides that he is not eligible for annual equity awards until the end of the four-year measurement period for his initial front-loaded equity grant.

The foregoing description of the employment agreement is only a summary and it is qualified in its entirety by the employment agreement, a copy of which is filed as Exhibit 10.1 hereto.

2

Related Party Disclosures

Prior Board Service, Scientific Advisory and Consulting Agreement

In June 2017, Dr. Pecora joined the board of directors of Celularity Operations, Inc. and was granted a stock option in connection therewith, which was assumed in the business combination and is now fully-vested and exercisable for 384,297 shares of the Company’s Class A common stock at an exercise price of $0.28 per share. Dr. Pecora, along with the other non-employee directors of Celularity Operations, Inc., was granted a stock option in March 2021, which was assumed in the business combination and is now fully-vested and exercisable for 269,007 shares of the Company’s Class A common stock at an exercise price of $3.83 per share.

In September 2017, Celularity Operations, Inc. (the Company’s wholly-owned subsidiary) entered into a scientific and clinical advisor agreement with Dr. Pecora, which was superseded in February 2019, and then further amended in April 2020 and October 2020. Under the current scientific and advisory agreement, as amended, Dr. Pecora provided consulting and advisory services in exchange for cash compensation and eligibility for equity awards.

The April 2020 amendment had a term of six months and provided for the payment of $20,000 per month and the issuance of a stock option to purchase 200,000 shares of common stock (which the Company assumed in the business combination and which is now exercisable for 153,718 shares of the Company’s Class A common stock at an exercise price of $3.70 per share). Under the October 2020 amendment, which initially expired January 31, 2021 but was extended on a month-to-month basis until being replaced by the employment agreement described above, Dr. Pecora received: (i) cash consideration of $20,000 per month, (ii) a one-time cash bonus of $50,000 upon consummation of the business combination with the Company and (iii) on April 6, 2021, he was granted options to acquire 200,000 shares of common stock (which the Company assumed in the business combination and which are now exercisable for an aggregate of 153,718 shares of the Company’s Class A common stock at an exercise price of $10.21 per share).

In addition, on September 9, 2021, Dr. Pecora was granted a stock option under the 2021 Plan to purchase 153,718 shares of the Company’s Class A common stock at an exercise price of $10.23 per share, 50% of which was vested in full as of the grant date, and 50% of which is subject to time-based vesting as follows: 25% will vest on July 16, 2022 (the one-year anniversary of the business combination between the Company and Celularity Operations, Inc.), with the remainder vesting monthly thereafter such that it is vested in full on the four-year anniversary of the business combination.

COTA, Inc.

In November 2020, Celularity Operations, Inc. (the Company’s wholly-owned subsidiary) and COTA entered into an Order Schedule (the “Order Schedule No. 2”), to the Master Data License Agreement between Celularity Operations, Inc. and COTA, dated October 29, 2018, pursuant to which COTA will provide to Celularity Operations, Inc. the licensed data in connection with AML patients. The COTA Order Schedule No. 2 will terminate on the one-year anniversary following the final licensed data deliverable described therein. Dr. Pecora, is the Founder and Chairman of the Board of COTA and Dr. Robin L. Smith, a member of the Board is an investor in COTA.

Prior Employment of an Immediate Family Member

Matthew Pecora, Dr. Pecora’s son, was previously employed by Celularity Operations, Inc. as Manager, Clinical Supply Chain. For the years ended December 31, 2018, 2019 and 2020, Mr. Pecora earned $6,865.38, $90,000.00 and $103,534.39, respectively, in base salary and bonus and he earned equity awards which were in line with similar roles at Celularity Operations, Inc. For the year ended December 31, 2021, and prior to his termination of employment, Mr. Pecora’s base salary was $121,275.12. Mr. Pecora received and was eligible to receive a bonus, equity awards and benefits on the same general terms and conditions as applicable to unrelated employees in similar positions.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibit

No.	Description

10.1	Employment Agreement by and between the Company and Dr. Andrew Pecora, dated as of September 15, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2021	CELULARITY INC.

	By:	/s/ Robert J. Hariri
Robert J. Hariri, M.D., Ph.D.
Chairman and Chief Executive Officer

4

Exhibit 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered as of into as of September 15, 2021, by and between Andrew J. Pecora, MD (“Executive”) and Celularity Inc. (the “Company”). At times herein, Executive and the Company are referred to collectively as the “Parties,” and each individually, a “Party.”

The Company desires to employ Executive and, in connection therewith, to compensate Executive for Executive’s personal services to the Company from and after the Effective Date (as defined below); and

Executive wishes to be employed by the Company and, in connection therewith, to provide personal services to the Company in return for certain compensation.

Accordingly, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties agree to the following:

1. Employment by the Company.

1.1 At-Will Employment. Commencing as of September 15, 2021 (the “Effective Date”), Executive shall be employed by the Company on an “at-will” basis, meaning either the Company or Executive may terminate Executive’s employment at any time, with or without Cause (as defined in Section 6.2(e) below), Good Reason (as defined in Section 6.2(d) below), or advance notice. Any contrary representations that may have been made to Executive shall be superseded by this Agreement. This Agreement shall constitute the full and complete agreement between Executive and the Company on the “at-will” nature of Executive’s employment with the Company, which may be changed only in an express written agreement signed by Executive and a duly authorized officer of the Company. Executive’s rights to any compensation following a termination shall be only as set forth in Section 6 or under any applicable benefit or equity plan. At times herein, the period of time commencing as of the Effective Date (as defined above) and continuing until the last day of Executive’s employment or affiliation with the Company is referred to as the “Term” or the “Employment Period.”

1.2 Position. Subject to the terms set forth herein, the Company agrees to employ Executive in the position of President, and Executive hereby accepts such employment. During Executive’s employment with the Company, and excluding periods of vacation and sick leave to which Executive is entitled, Executive shall devote all business time and attention to the affairs of the Company necessary to discharge the responsibilities assigned hereunder, and shall faithfully and efficiently perform such responsibilities.

1.3 Duties. Executive will report to the Chief Executive Officer of the Company and will render such business and professional services in the performance of Executive’s duties, consistent with Executive’s position as President, as shall reasonably be assigned to Executive, subject to the oversight and direction of the Chief Executive Officer. Executive shall be expected to continue to comply with all applicable laws, regulations, rules, directives and other legal requirements of federal, state and other governmental and regulatory bodies having jurisdiction over the Company and of the professional bodies of which the Company is a member. During Executive’s employment with the Company, Executive shall be required to maintain in good standing any licenses and certifications necessary for the performance of Executive’s duties for the Company.

1.4 Location. Executive shall perform Executive’s duties under this Agreement principally out of the Company’s corporate headquarters, currently in Florham Park, New Jersey, or such other location as assigned. In addition, Executive shall make such business trips to such places as may be reasonably necessary or advisable for the efficient operations of the Company.

1.5 Company Policies and Benefits. The employment relationship between the Parties shall be subject to the Company’s written personnel policies and procedures as they may be adopted, revised, or deleted from time to time in the Company’s sole discretion. Executive will be eligible to participate on the same basis as similarly-situated employees in the Company’s benefit plans in effect from time to time during Executive’s employment in accordance with the terms of such benefit plans. Subject to the preceding sentence, the Company reserves the right to change, alter, or terminate any benefit plan in its sole discretion. All matters of eligibility for coverage or benefits under any benefit plan shall be determined in accordance with the provisions of such plan. Notwithstanding the foregoing, in the event that the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

1.6 Insurance. While this Agreement is in effect, for actions within the scope of Executive’s employment, the Company will include Executive as an insured at a level comparable to similarly-situated employees at the Company in its Directors and Officers Liability insurance policy in effect from time to time.

2. Compensation.

2.1 Salary. Commencing on the Effective Date, Executive shall receive an annualized base salary payable at a rate of Nine Hundred Thousand Dollars ($900,000.00), subject to review and adjustment from time to time by the Company in its sole discretion, payable subject to applicable federal and state payroll withholding requirements and deductions, in accordance with the Company’s standard payroll practices (the “Base Salary”).

2.2 Discretionary Performance Bonus.

(a) Short-Term Performance Bonus. During the Term, Executive shall be eligible to be considered annually for a short-term discretionary performance bonus for each full calendar year of the Term (“Short-Term Bonus”), with a target amount equal to sixty percent (60%) of Executive’s Base Salary, and further subject to any terms and conditions that may be set by the Company, including without limitation Executive’s satisfaction of certain performance goals and targets (the “Targets”). Additionally, the Board may, in its discretion, set additional target levels for partial attainment of the Targets and/or exceeding the Targets. The Targets will be developed annually by the Board in its discretion and subsequently provided to Executive. Any determination as to whether Executive has satisfied any Targets shall be made by the Board in its discretion. Unless otherwise stated in Section 6, any Short-Term Bonus, if awarded, will be paid at the same time annual bonuses are generally paid to other similarly-situated employees of the Company.  Executive’s eligibility for a Short-Term Bonus is subject to change in the discretion of the Board (or any authorized committee thereof), and further is contingent on Executive’s continued employment by the Company on the date that such payments are made hereunder.

(b) Upon Termination. Except as otherwise stated in Section 6, in the event Executive leaves the employ of the Company for any reason prior to the date the Short-Term Bonus is paid and/or vested, as the case may be, Executive shall not be eligible to earn such Short-Term Bonus, prorated or otherwise.

2.3 Equity Grant. Subject to approval of the Board, following the Effective Date, Executive will be granted a one-time option to purchase Two Million Four Hundred Sixty-Nine Thousand Two Hundred Eighty-Two (2,469,282) shares of the Company’s common stock, calculated as 2.0% of the Company’s total shares of common stock outstanding as of the Effective Date (the “Grant”), subject to the Company’s achievement of certain price targets with respect to the Company’s common stock and Executive’s continued employment with the Company, to vest in up to five (5) installments in respect of such achievement, as set forth in Schedule A:

2.4 Signing Bonus. Executive will be granted four annual payments of $300,000 (the “Signing Bonus Payments”), less applicable withholdings and deductions. The first Signing Bonus Payment shall be advanced to Executive on or about the Effective Date and will be deemed earned if Executive remains in continuous employment through the one year anniversary of the Effective Date. The second Signing Bonus Payment will be advanced to Executive on or about the first anniversary of the Effective Date, subject to Executive’s continued employment through such payment date, and will be deemed earned if Executive remains in continuous employment through the second anniversary of the Effective Date. The third Signing Bonus Payment will be advanced on or about the second anniversary of the Effective date subject to Executive’s continued employment through such payment date, and will be deemed earned if Executive remains in continuous employment through the third anniversary of the Effective Date. The fourth Signing Bonus Payment will be advanced on or about the third anniversary of the Effective Date subject to Executive’s continued employment through such payment date, and will be deemed earned if Executive remains in continuous employment through the fourth anniversary of the Effective Date.

(a) If, before a Signing Bonus Payment is deemed earned (i.e., on the anniversary of its advancement as set forth in the preceding paragraph), Executive’s service to the Company terminates for any reason other than Termination by Virtue of Death or Disability of Executive in accordance with paragraph 6.1 or Executive is terminated without Cause or resigns for Good Reason in accordance with paragraphs 6.2 or 6.3 of this Agreement, Executive will be required to, and hereby agrees to, repay the applicable Signing Bonus Payment (on a net of tax basis) (such amount, the “Repayment Amount”), provided that the Repayment Amount to be paid by Executive will be calculated as follows: for each full month of Executive’s employment with the Company following the advancement of the applicable Signing Bonus Payment, the Company will forgive one-twelfth (1/12th) of the Repayment Amount, and the remaining unforgiven portion of the Repayment Amount will be due and payable by Executive to the Company on demand. Executive agrees that the Company may deduct, in accordance with applicable law, the Repayment Amount from any payments the Company owes Executive, including but not limited to any regular payroll amount and any expense payments. Executive further agrees to pay to the Company, within thirty (30) days of the termination date, any remaining unpaid balance of the Repayment Amount not covered by such deductions.

2.5 Expense Reimbursement. The Company will reimburse Executive for reasonable business expenses in accordance with the Company’s standard expense reimbursement policy, subject to any applicable payroll withholdings and deductions (if any). For the avoidance of doubt, to the extent that any reimbursements payable to Executive are subject to the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”): (a) any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, (b) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and (c) the right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

3. Confidential Information, Inventions, Non-Solicitation and Non-Competition Obligations. In connection with Executive’s employment with the Company, Executive will receive and have access to the Company’s confidential information and trade secrets. Accordingly, and in consideration of the benefits that Executive is eligible to receive under this Agreement, Executive agrees to sign the Company’s Employee Confidential Information, Inventions, Non-Solicitation and Non-Competition Agreement (the “Confidential Information Agreement”), attached as Exhibit A, which contains certain confidentiality, non-disclosure, non-solicitation and non-competition obligations, among other obligations. The Confidential Information Agreement contains provisions that are intended by the parties to survive and do survive termination or expiration of this Agreement and will supersede, prospectively only, any agreement that Executive previously signed relating to the same subject matter.

4. Outside Activities. Except with the prior written consent of the Board, Executive will not, while employed by the Company, undertake or engage in any other employment, occupation, or business enterprise except for (i) clinical medicine practice no more than one half day per week (ii) reasonable time devoted to volunteer services for or on behalf of such religious, educational, non-profit, and/or other charitable organization as Executive may wish to serve, (iii) reasonable time devoted to activities in the non-profit and business communities consistent with Executive’s position with the Company, and (iv) such other activities as may be specifically approved by the Board, in the cases of (ii)-(iv), so long as such activities do not interfere or conflict with the performance of Executive’s duties and responsibilities under this Agreement, as determined by the Company in its sole discretion. This restriction shall not, however, preclude Executive from (x) owning less than one percent (1%) of the total outstanding shares of a publicly-traded company, (y) managing Executive’s passive personal investments, or (z) employment or service in any capacity with Affiliates of the Company. As used in this Agreement, “Affiliates” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Securities Act of 1933, as amended. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

5. No Conflict with Existing Obligations. Executive represents that Executive’s performance of all the terms of this Agreement and service as an employee of the Company do not and will not breach any agreement or obligation of any kind made prior to Executive’s employment by the Company, including agreements or obligations Executive may have with prior employers or entities for which Executive has provided services. Executive has not entered into, and Executive agrees that Executive will not enter into, any agreement or obligation, either written or oral, in conflict herewith or with Executive’s duties to the Company.

6. Termination Of Employment. The Parties acknowledge that Executive’s employment relationship with the Company is at-will. Either Executive or the Company may terminate the employment relationship at any time, with or without Cause (as defined below) or advance notice. The provisions in this Section govern the amount of compensation, if any, to be provided to Executive upon termination of employment and do not alter this at-will status.

6.1 Termination by Virtue of Death or Disability of Executive.

(a) In the event of Executive’s death while employed pursuant to this Agreement, all obligations of the parties hereunder and Executive’s employment shall terminate immediately, and the Company shall, pursuant to the Company’s standard payroll policies and applicable law, pay to Executive’s legal representatives the Accrued Obligations (as defined in Section 6.2(c) below) due to Executive.

(b) Subject to applicable state and federal law, the Company shall at all times have the right, upon written notice to Executive, to terminate this Agreement based on Executive’s Disability (as defined below). Termination by the Company of Executive’s employment based on “Disability” shall mean termination because Executive is unable due to a physical or mental condition to perform the essential functions of Executive’s position with or without reasonable accommodation for six (6) months in the aggregate during any twelve (12) month period or based on the written certification by two licensed physicians of the likely continuation of such condition for such period. This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, and other applicable law. In the event Executive’s employment is terminated based on Executive’s Disability, Executive will be entitled to the Accrued Obligations due to Executive.

(c) In the event Executive’s employment is terminated based on Executive’s death or Disability, Executive will not receive the Non-CIC Severance Benefits (as defined below), the CIC Severance Benefits (as defined below), or any other severance compensation or benefit, except that (i) the Company will provide the Accrued Obligations (as stated in Sections 6.1(a) and 6.1(b)); and (ii) and provided that Executive (or Executive’s legal representatives, in the event of Executive’s death) comply with the Separation Agreement requirement stated in 6.2(a)-(b) below, then the Company will pay Executive (or Executive’s legal representatives, in the event of Executive’s death) an amount equal to the Target Short-Term Bonus under Section 2.2 for the calendar year in which Executive’s termination occurs, prorated for any partial year of employment on the basis of a 365-day year, less applicable withholdings and deductions, and payable in a lump sum on the later of (x) the date that annual performance bonuses are normally paid to other executives at the Company for that calendar year or (y) the Release Date (as defined below), but in no event later than March 15 of the year following the year to which the bonus is attributable.

6.2 Termination by the Company or Resignation by Executive (not in connection with a Change in Control).

(a) The Company shall have the right to terminate Executive’s employment pursuant to this Section 6.2 at any time (subject to any applicable cure period stated in Section 6.2(e)) with or without Cause or advance notice, by giving notice as described in Section 7.1 of this Agreement. Likewise, Executive can resign from employment with or without Good Reason, by giving notice as described in Section 7.1 of this Agreement. Executive hereby agrees to comply with the additional notice requirements set forth in Section 6.2(d) below for any resignation for Good Reason. If Executive is terminated by the Company (with or without Cause) or resigns from employment with the Company (with or without Good Reason), then Executive shall be entitled to the Accrued Obligations (as defined below). In addition, if Executive is terminated without Cause or resigns for Good Reason, in either case, outside of the Change in Control Measurement Period (as defined below), and provided that such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), and further provided that Executive timely executes and allows to become effective a separation agreement that includes, among other terms, a general release of claims in favor of the Company and its Affiliates and representatives, in the form presented by the Company (the “Separation Agreement”), and subject to Section 6.2(b) (the date that the general release of claims in the Separation Agreement becomes effective and may no longer be revoked by Executive is referred to as the “Release Date”), then Executive shall be eligible to receive the following severance benefits (collectively the “Non-CIC Severance Benefits”):

(i) The Company will pay Executive severance pay in the form of continuation of Executive’s then-current Base Salary for nine (9) months (the “Non-CIC Severance”). The Non-CIC Severance will be paid in substantially equal installments on the Company’s regular payroll schedule following the termination date, subject to standard deductions and withholdings; provided, however, that no portion of the Non-CIC Severance will be paid prior to the Release Date, and any such payments that are otherwise scheduled to be made prior to the Release Date shall instead accrue and be made on the first regular payroll date following the Release Date;

(ii) Provided Executive or Executive’s covered dependents, as the case may be, timely elects continued coverage under COBRA, or state continuation coverage (as applicable), under the Company’s group health plans following such termination, the Company will pay the COBRA, or state continuation coverage, premiums to continue Executive’s (and Executive’s covered dependents, as applicable) health insurance coverage in effect on the termination date until the earliest of: (1) nine (9) months following the termination date; (2) the date when Executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; or (3) the date Executive ceases to be eligible for COBRA or state law continuation coverage for any reason, including plan termination (such period from the termination date through the earlier of (1)-(3), (the “Non-CIC COBRA Payment Period”)). Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA, or state continuation coverage, premiums on Executive’s behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying such premiums pursuant to this Section, the Company shall pay Executive on the last day of each remaining month of the Non-CIC COBRA Payment Period, a fully taxable cash payment equal to the COBRA or state continuation coverage premium for such month, subject to applicable tax withholding, for the remainder of the Non-CIC COBRA Payment Period. Nothing in this Agreement shall deprive Executive of Executive’s rights under COBRA or ERISA for benefits under plans and policies arising under Executive’s employment by the Company;

(iii) The Company will pay Executive an amount equal to the Target Short-Term Bonus under Section 2.2 for the calendar year in which Executive’s termination occurs, prorated for any partial year of employment on the basis of a 365-day year, less applicable withholdings and deductions, payable in a lump sum on the later of (x) the date that annual performance bonuses are normally paid to other executives at the Company for that calendar year or (y) the Release Date, but in no event later than March 15 of the year following the year to which the bonus is attributable; and

(iv) Notwithstanding the terms of any equity plan or award agreement to the contrary, the unvested portion of all time-based equity awards outstanding on the date of Executive’s termination that would have vested over the nine (9) month period following the date of Executive’s termination had Executive remained continuously employed by the Company during such period will be automatically vested and exercisable as of the date of Executive’s termination, provided, however, that the Grant shall not vest if the applicable four-year anniversary has not been achieved as of the date of termination.

(b) Executive shall not receive the Non-CIC Severance Benefits pursuant to Section 6.2(a) or the CIC Severance Benefits pursuant to Section 6.3(a), as applicable, unless Executive executes the Separation Agreement within the consideration period specified therein, which shall in no event be more than forty-five (45) days, and until the Separation Agreement becomes effective and can no longer be revoked by Executive under its terms. Executive’s ability to receive the Non-CIC Severance Benefits pursuant to Section 6.2(a) or the CIC Severance Benefits pursuant to Section 6.3(a), as applicable, is further conditioned upon Executive: (i) returning all Company property; (ii) complying with Executive’s post-termination obligations under this Agreement and the Confidential Information Agreement; (iii) complying with the Separation Agreement, including without limitation any non-disparagement and confidentiality provisions contained therein; and (iv) resignation from any other positions Executive holds with the Company, effective no later than Executive’s date of termination (or such other date as requested by the Board).

(c) For purposes of this Agreement, “Accrued Obligations” are (i) Executive’s accrued but unpaid salary through the date of termination, (ii) any unreimbursed business expenses incurred by Executive payable in accordance with the Company’s standard expense reimbursement policies, and (iii) benefits owed to Executive under any qualified retirement plan or health and welfare benefit plan in which Executive was a participant in accordance with applicable law and the provisions of such plan.

(d) For purposes of this Agreement, “Good Reason” means any of the following actions taken by the Company without Executive’s express prior written consent: (i) a material reduction by the Company of Executive’s Base Salary (other than in a broad based reduction similarly affecting all other members of the Company’s executive management); (ii) the relocation of Executive’s principal place of employment from the Company’s Florham Park, New Jersey office, without Executive’s consent, to a place that increases Executive’s one-way commute by more than fifty (50) miles as compared to Executive’s then-current principal place of employment immediately prior to such relocation; or (iii) a material reduction in Executive’s title, provided, however, that neither the conversion of the Company to a subsidiary, division or unit of an acquiring entity in connection with a change in control, nor a change in title or Executive’s reporting relationships will be deemed a “material reduction” in and of itself; provided further, that, any such termination by Executive shall only be deemed for Good Reason pursuant to this definition if: (1) Executive gives the Company written notice of Executive’s intent to terminate for Good Reason within fifteen (15) days following the first occurrence of the condition(s) that Executive believes constitute(s) Good Reason, which notice shall describe such condition(s); (2) the Company fails to remedy such condition(s) within thirty (30) days following receipt of the written notice (the “Cure Period”); (3) the Company has not, prior to receiving such notice from Executive, already informed Executive that Executive’s employment with the Company is being terminated; and (4) Executive voluntarily terminates Executive’s employment within fifteen (15) days following the end of the Cure Period.

(e) For purposes of this Agreement, “Cause” for termination shall mean that Executive has engaged in any of the following: (i) a material breach of any covenant or condition under this Agreement, the Confidential Information Agreement, or any other agreement between the parties; (ii) any act or omission constituting dishonesty, fraud, immoral or disreputable conduct, or an act of moral turpitude; (iii) any conduct which constitutes a felony under applicable law; (iv) material violation of Company policy (including those pertaining to discrimination or harassment); (v) refusal to follow or implement a clear, lawful and reasonable directive of Company; (vi) gross negligence or incompetence in the performance of Executive’s duties after the expiration of ten (10) days without cure after written notice of such failure; or (vii) breach of fiduciary duty to the Company, or otherwise engaging in any conduct which causes or is reasonably likely to cause material harm to the Company or its business, reputation or standing.

(f) The Non-CIC Severance Benefits provided to Executive pursuant to this Section 6.2 are in lieu of, and not in addition to, any benefits to which Executive may otherwise be entitled under any Company severance plan, policy, or program. For avoidance of doubt, Executive shall not be eligible to receive both CIC Severance Benefits and Non-CIC Severance Benefits.

(g) Any damages caused by the termination of Executive’s employment without Cause not in connection with a Change in Control would be difficult to ascertain; therefore, the Non-CIC Severance Benefits for which Executive is eligible pursuant to Section 6.2(a) above in exchange for the Separation Agreement is agreed to by the parties as liquidated damages, to serve as full compensation, and not a penalty.

(h) If the Company terminates Executive’s employment for Cause, or Executive resigns from employment with the Company without Good Reason, regardless of whether or not such termination is in connection with a Change in Control (as defined in the Plan, and which, for purposes of clarity, will not include the Transactions), then Executive shall be entitled to the Accrued Obligations, but Executive will not be eligible for the Non-CIC Severance Benefits, the CIC Severance Benefits, or any other severance compensation or benefit.

6.3 Termination by the Company without Cause or Resignation by Executive for Good Reason (in connection with a Change in Control).

(a) In the event that the Company terminates Executive’s employment without Cause or Executive resigns for Good Reason, in either case, within three (3) months prior to or within twelve (12) months following the effective date of a Change in Control (such period, the “Change in Control Measurement Period”) then Executive shall be entitled to the Accrued Obligations and, subject to Executive’s full compliance with Section 6.2(b) above, Executive shall be eligible to receive the following severance benefits (collectively the “CIC Severance Benefits”):

(i) The Company will pay Executive severance pay in the form of a one-time lump payment equal to twelve (12) months of the Base Salary (the “CIC Severance”). The CIC Severance will be paid within thirty (30) days of the Release Date;

(ii) Provided Executive or Executive’s covered dependents, as the case may be, timely elects continued coverage under COBRA, or state continuation coverage (as applicable), under the Company’s group health plans following such termination, the Company will pay the COBRA, or state continuation coverage, premiums to continue Executive’s (and Executive’s covered dependents, as applicable) health insurance coverage in effect on the termination date until the earliest of: (1) twelve (12) months following the termination date; (2) the date when Executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; or (3) the date Executive ceases to be eligible for COBRA or state law continuation coverage for any reason, including plan termination (such period from the termination date through the earlier of (1)-(3), (the “CIC COBRA Payment Period”)). Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA, or state continuation coverage, premiums on Executive’s behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying such premiums pursuant to this Section, the Company shall pay Executive on the last day of each remaining month of the CIC COBRA Payment Period, a fully taxable cash payment equal to the COBRA or state continuation coverage premium for such month, subject to applicable tax withholding, for the remainder of the CIC COBRA Payment Period. Nothing in this Agreement shall deprive Executive of Executive’s rights under COBRA or ERISA for benefits under plans and policies arising under Executive’s employment by the Company;

(iii) The Company will make a lump sum cash payment to Executive in an amount equal to one (1) times the Target Short-Term Bonus for the year in which the termination occurs, subject to standard payroll deductions and withholdings, which will be paid on the first payroll date after the 60th day following Executive’s date of termination, provided that Executive has delivered an effective Separation Agreement prior to such date; and

(iv) Effective as of Executive’s termination date or, if later, the date of such Change in Control, the vesting and exercisability of all outstanding equity awards held by Executive immediately prior to the termination date (if any) shall be accelerated in full, provided, however, that the Grant shall remain subject to all applicable terms and conditions as set forth in Schedule A, including without limitation the price hurdles set forth therein. If the date of the Change in Control is after the one year anniversary of the Grant and prior to the four year anniversary of the Grant, then the price hurdles described in Schedule A will be pro-rated such that they reflect the annualized rate of return implied over the four year period adjusted to reflect the number of days between the day of the Grant and the date of the Change in Control.

(b) The CIC Severance Benefits provided to Executive pursuant to this Section 6.3 are in lieu of, and not in addition to, any benefits to which Executive may otherwise be entitled under any Company severance plan, policy, or program.

(c) Any damages caused by the termination of Executive’s employment without Cause during the Change in Control Measurement Period would be difficult to ascertain; therefore, the CIC Severance Benefits for which Executive is eligible pursuant to Section 6.3(a) above in exchange for the Release are agreed to by the parties as liquidated damages, to serve as full compensation, and not a penalty.

6.4 Cooperation With the Company After Termination of Employment. Following termination of Executive’s employment for any reason, Executive shall reasonably cooperate with the Company in all matters relating to the winding up of Executive’s pending work including, but not limited to, any litigation in which the Company is involved, and the orderly transfer of any such pending work to such other executives as may be designated by the Company.

6.5 Effect of Termination. Executive agrees that should Executive’s employment be terminated for any reason, Executive shall be deemed to have resigned from any and all positions with the Company, including, but not limited to, all positions with any and all subsidiaries and Affiliates of the Company.

6.6 Application of Section 409A.

(a) It is intended that all of the compensation payable under this Agreement, to the greatest extent possible, either complies with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other guidance thereunder and any state law of similar effect (collectively, “Section 409A”) or satisfies one or more of the exemptions from the application of Section 409A, and this Agreement will be construed in a manner consistent with such intention, incorporating by reference all required definitions and payment terms.

(b) No severance payments will be made under this Agreement unless Executive’s termination of employment constitutes a Separation from Service. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement (whether severance payments or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.

(c) To the extent that any severance payments are deferred compensation under Section 409A, and are not otherwise exempt from the application of Section 409A, then, to the extent required to comply with Section 409A, if the period during which Executive may consider and sign the Separation Agreement spans two calendar years, the severance payments will not begin until the second calendar year. If the Company determines that the severance benefits provided under this Agreement constitutes “deferred compensation” under Section 409A and if Executive is a “specified employee” of the Company, as such term is defined in Section 409A(a)(2)(B)(i) of the Code at the time of Executive’s Separation from Service, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the severance will be delayed as follows: on the earlier to occur of (a) the date that is six months and one day after Executive’s Separation from Service, and (b) the date of Executive’s death, the Company will: (i) pay to Executive a lump sum amount equal to the sum of the severance benefits that Executive would otherwise have received if the commencement of the payment of the severance benefits had not been delayed pursuant to this Section 6.6(c); and (ii) commence paying the balance of the severance benefits in accordance with the applicable payment schedule set forth in Sections 6.2 and 6.3. No interest shall be due on any amounts deferred pursuant to this Section 6.6(c).

(d) To the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, amounts reimbursable to Executive under this Agreement shall be paid to Executive on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to Executive) during any one year may not effect amounts reimbursable or provided in any subsequent year. The Company makes no representation that compensation paid pursuant to the terms of this Agreement will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment.

6.7 Excise Tax Adjustment.

(a) If any payment or benefit Executive will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this Section, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment provided pursuant to this Agreement (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state, and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

(b) Notwithstanding any provision of this Section 6.7 to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for Executive as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

(c) Unless Executive and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity, or group effecting the Change in Control transaction, the Company shall appoint a nationally-recognized accounting or law firm to make the determinations required by this Section 6.7. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to Executive and the Company within fifteen (15) calendar days after the date on which Executive’s right to a 280G Payment becomes reasonably likely to occur (if requested at that time by Executive or the Company) or such other time as requested by Executive or the Company.

(d) If Executive receives a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 6.7(a) and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, Executive agrees to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 6.7(a)) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 6.7(a), Executive shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

7. General Provisions.

7.1 Notices. Any notices required hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail or confirmed facsimile if sent during normal business hours of the recipient, and if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally-recognized overnight courier, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the Company at its primary office location and to Executive at Executive’s address as listed on the Company payroll or (if notice is given prior to Executive’s termination of employment) to Executive’s Company-issued email address, or at such other address as the Company or Executive may designate by ten (10) days’ advance written notice to the other.

7.2 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provisions had never been contained herein.

7.3 Waiver. If either party should waive any breach of any provisions of this Agreement, Executive or the Company shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

7.4 Complete Agreement. This Agreement (including Exhibit A), and any other separate agreement relating to equity awards constitute the entire agreement between Executive and the Company with regard to the subject matter hereof and supersede any prior oral discussions or written communications and agreements. This Agreement is entered into without reliance on any promise or representation other than those expressly contained herein, and it cannot be modified or amended except in writing signed by Executive and an authorized officer of the Company.

7.5 Counterparts. This Agreement may be executed by electronic transmission and in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

7.6 Headings. The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

7.7 Successors and Assigns. The Company shall assign this Agreement and its rights and obligations hereunder in whole, but not in part, to any company or other entity with or into which the Company may hereafter merge or consolidate or to which the Company may transfer all or substantially all of its assets, if in any such case said company or other entity shall by operation of law or expressly in writing assume all obligations of the Company hereunder as fully as if it had been originally made a party hereto, but may not otherwise assign this Agreement or its rights and obligations hereunder. Executive may not assign or transfer this Agreement or any rights or obligations hereunder, other than to Executive’s estate upon Executive’s death.

7.8 Choice of Law. All questions concerning the construction, validity, and interpretation of this Agreement will be governed by the laws of the State of New Jersey.

7.9 Resolution of Disputes. The parties recognize that litigation in federal or state courts or before federal or state administrative agencies of disputes arising out of Executive’s employment with the Company or out of this Agreement, or Executive’s termination of employment or termination of this Agreement, may not be in the best interests of either Executive or the Company, and may result in unnecessary costs, delays, complexities, and uncertainty. The parties agree that any dispute between the parties arising out of or relating to the negotiation, execution, performance or termination of this Agreement or Executive’s employment, including, but not limited to, any claim arising out of this Agreement, claims under Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, Section 1981 of the Civil Rights Act of 1966, as amended, the Family Medical Leave Act, the Executive Retirement Income Security Act, and any similar federal, state or local law, statute, regulation, or any common law doctrine, whether that dispute arises during or after employment, shall be settled by binding arbitration in accordance with the Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association (“AAA”); provided however, that this dispute resolution provision shall not apply to any separate agreements between the parties that do not themselves specify arbitration as an exclusive remedy and further shall not apply to discrimination, harassment, or retaliation claims to the extent prohibited by applicable law. The location for the arbitration shall be the Northern New Jersey area. Any award made by such panel shall be final, binding and conclusive on the parties for all purposes, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. To the extent applicable law prohibits mandatory arbitration of discrimination, harassment, and/or retaliation claims, in the event Executive intends to bring multiple claims, including a discrimination, harassment, and/or retaliation claim, the discrimination, harassment, and/or retaliation claim may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration. The arbitrators’ fees and expenses and all administrative fees and expenses associated with the filing of the arbitration shall be borne by the Company; provided however, that at Executive’s option, Executive may voluntarily pay up to one-half the costs and fees. The parties acknowledge and agree that their obligations to arbitrate under this Section survive the termination of this Agreement and continue after the termination of the employment relationship between Executive and the Company. The parties each further agree that the arbitration provisions of this Agreement shall provide each party with its exclusive remedy, and each party expressly waives any right it might have to seek redress in any other forum, except as otherwise expressly provided in this Agreement. By election arbitration as the means for final settlement of all claims, the parties hereby waive their respective rights to, and agree not to, sue each other in any action in a federal, state or local court with respect to such claims, but may seek to enforce in court an arbitration award rendered pursuant to this Agreement. The parties specifically agree to waive their respective rights to a trial by jury, and further agree that no demand, request or motion will be made for trial by jury. THE PARTIES further agree that any claims must be arbitrated solely on an individual, non-class AND non-collective basis, and under no circumstance may any claims be consolidated with any arbitration, action or legal proceeding INSTITUTED BY A THIRD-PARTY for any purpose. This Section, including the foregoing requirement that claims be asserted on an individual and not class basis, shall be interpreted in accordance with, and subject to, the Federal Arbitration Act (“FAA”), and, where not preempted by the FAA, applicable state law, and all questions of arbitrability shall be referred to the arbitrator, to be determined in accordance with the AAA rules referenced above, and not any Court.

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In Witness Whereof, the parties have executed this Amended and Restated Employment Agreement on the day and year first written above.

Celularity Inc.

By:	/s/ Robert J. Hariri
	Name:	Robert J. Hariri, MD, PhD
	Title:	Chairman & Chief Executive Officer

EXECUTIVE:

/s/ Andrew J. Pecora
Andrew J. Pecora, MD